Exhibit 99.3

Event ID: 141161891290
Event Name: Royalty Pharma PLC Internalization Transaction Call
Event Date: 2025-01-10T13:30:00 UTC

P: Operator;;
C: Pablo Legorreta;Royalty Pharma PLC;Founder and Chief Executive Officer

C: George Grofik;Royalty Pharma PLC;Senior Vice President, Head of Investor Relations and Communications
C: Terrance Coyne;Royalty Pharma PLC;Chief Financial Officer, Executive Vice President
P: Chris Scott;JPMorgan Chase & Co.;Analyst
P: Geoff Meacham;Citibank;Analyst
P: Ash Verma;UBS;Analyst

+++ presentation

Operator^ Ladies and gentlemen, thank you for standing by. Welcome to Royalty Pharma's conference call on the acquisition of RP Management. I would now like to turn the call over to George Grofik, Senior Vice President, Head of Investor Relations and Communications. Please go ahead, sir.

George Grofik^ Good morning, and good afternoon to everyone on the call. Thank you for joining us to review Royalty Pharma's proposed acquisition of its external manager to become an integrated company and our new $3 billion share repurchase program. You can find the press release and slides of the call on the investors page of our website at royaltypharma.com.

Moving to slide 3. I would like to remind you that information presented in this call contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the statements. I refer you to our most recent 10-Q on file with the SEC for description of these risks.

All forward-looking statements are based on information currently available to Royalty Pharma and we assume no obligation to update any such forward-looking statements. Non-GAAP liquidity measures will be used to help you understand our financial results, the reconciliation of these measures to our GAAP financials is provided in the earnings press release available on our website.

And with that, our speakers on the call today are Pablo Legorreta, Founder and Chief Executive Officer; and Terry Coyne, EVP, Chief Financial Officer. Pablo will discuss the key highlights, after which Terry will review the financial aspects.

Following and concluding remarks from Pablo, we will hold a Q&A session during which we will be joined by Chris Hite, EVP, Vice Chairman; and Marshall Urist, EVP, Head of Research and Investments. And with that, I'd like to turn the call over to Pablo.

Pablo Legorreta^ Thank you, George, and welcome to everyone on the call. I am delighted to announce the acquisition of Royalty Pharma's Manager, RP Management, which we see as a transformative next step in the evolution of Royalty Pharma. This transaction, together with the substantial increase in our commitment to share repurchases, will position Royalty Pharma even more strongly to drive long term shareholder value.

Advancing to slide 6, through the internalization of RP Management, Royalty Pharma will become an integrated company. Importantly, we expect this transaction to yield a number of strategic and financial benefits.

On a financial basis, this will result in significant cash savings of greater than $100 million in 2026, growing to more than $175 million in 2030 with over $1.6 billion of cumulative savings over 10 years. The elimination of the management fee will also increase net returns on investments.

Strategically, the internalization further strengthens shareholder alignment, ensures management continuity, and improves governance. This new simplified corporate structure also has the potential to broaden our shareholder base, which could enhance our valuation over time. The terms of the transaction include approximately $100 million in cash, the assumption of $380 million of the Manager's debt and $24.5 million of Royalty Pharma's shares that vest over five years to nine years. In total, the consideration sums to around $1.1 billion at yesterday's closing share price.

Lastly, as you saw in our press release this morning, the Board has authorized a new $3 billion share repurchase plan. Given the discount to our intrinsic value at which our shares are trading, the scale of this commitment is substantial, representing around 20% of our market cap. Importantly, this announcement will not impact our ability to pursue attractive royalty transactions, and there is no change either to our dividend policy or our commitment to maintain an investment grade credit rating.

Slide 7 gives more background on Royalty Pharma's current structure. TheCompany has been externally managed since its creation in 1996. Under this structure, which is common among alternative asset managers, Royalty Pharma owns its unique and irreproducible portfolio of royalty investments, but has no employees.

Importantly, the intellectual capital of Royalty Pharma, the product of close to 30 years of building the business, assembling one of the best investment teams in life sciences, our unique investment process honed in over close to three decades, our know-how and broad network of relationships, all of these unique assets are owned by the Manager. Through this transformative internalization transaction, the intellectual capital and ownership of all of these valuable assets will be transferred to Royalty Pharma.

In return for providing the scaled platform responsible for identifying, diligencing, and investing in new royalties, as well as the general management of the portfolio and capital needs of the business, Royalty Pharma pays a management fee of 6.5% of Portfolio Receipts, its top line, to the Manager.

Under the post internalization structure, Royalty Pharma will continue to own its industry leading royalty portfolio of more than 35 approved products and 14 development-stage therapies, which include 15 blockbuster therapies.

The 6.5% management fee will be eliminated and instead Royalty Pharma will integrate the employees and scaled investment platform into one entity. This will result in Royalty Pharma capturing significant savings of more than $100 million in 2026, which grows meaningfully over time. The simplified structure brings multiple benefits to Royalty Pharma and will position us well to drive future growth and shareholder value creation.

Slide 8 provides more detail on the multiple benefits which accrue to shareholders from internalizing the Manager and making Royalty Pharma an integrated company. Financially, through extinguishing the management fee, cash savings are expected to be greater than $100 million in 2026 compared with the status quo, which will increase to over $175 million in 2030.

Over 10 years, the cumulative savings are expected to reach in excess of $1.6 billion. Also by ending the management fee, the net returns on royalty investments will increase for shareholders, where each incremental investment will no longer be burdened by the 6.5% fee on cash inflows.

Lastly, the transaction is responsive to feedback from investors who have indicated that the external managed structure is an impediment to investing in Royalty Pharma, noting that they would like for Royalty Pharma to own the valuable intellectual capital of the business. As a result, we believe that by internalizing the Manager, we could potentially expand our shareholder base meaningfully and enhance the valuation over time.

Strategically, there are also many important benefits which you can see on slide 9. First, management and shareholder alignment will be substantially strengthened, given the majority of the consideration will be paid in stock investing over five years to nine years, which replaces cash bonuses for most senior executives.

Second, with all employees of RP Management becoming employees of Royalty Pharma, this ensures long-term continuity of strategy and operations with the vesting of the equity component of consideration designed to maximize employee retention.

Third, our commitment to robust governance practices will be enhanced by greater Board oversight on executive compensation and succession.

Lastly, the simplification of our corporate structure will increase the comparability of Royalty Pharma to other companies and enhance transparency. All things considered, we think this transaction is highly compelling for shareholders and further strengthens our prospects for long-term value creation and success.

My final slide expands on the critical issue of shareholder alignment. Under the status quo, my compensation as CEO as well as my executive team would have had a large cash component in 2026 and beyond. Following the internalization of the Manager, the vast majority of compensation will be in the form of equity and in my case, almost entirely in equity.

And as I mentioned earlier, with the vast majority of vesting between five years to nine years, we have substantially strengthened alignment with our shareholders so that we stand to benefit together from the successful execution of our strategy and growth and visions. With that, I will hand it over to Terry.

Terrance Coyne^ Thanks, Pablo. Let's move to slide 12. Based on the current stock price, Royalty Pharma will acquire RP Management for total consideration of approximately $1.1 billion. Of this, around $100 million will be in upfront cash.

On top of this, the Company will assume $380 million of existing Manager debt. The majority of the consideration will be in the form of 24.5 million shares of Royalty Pharma, which will vest over five years to nine years and represents approximately 4% of our outstanding shares.

Set against the consideration, the graphic on the right, on the right hand side shows how the significant cash savings from extinguishing the management fee will accrue over time. Over the next 10 years, cumulative savings are expected to reach greater than $1.6 billion.

When you add in the multiple other benefits that Pablo just described, you can see why we believe this is an important transaction for our shareholders and for the long-term success of Royalty Pharma.

Slide 13 illustrates how we expect the internalization transaction to improve margins and drive Portfolio Cash Flow. We've also provided here the preliminary unaudited 2024 non-GAAP financials for comparison. You should note that we will report our fourth quarter and full year 2024 results in February. We start with Portfolio Receipts, our top line, this reached approximately $2.8 billion in 2024, which was at the high end of our guidance range. Our new simplified structure will not impact this line item.

Payments for operating and professional costs are expected to be between $230 million to $240 million in 2024, equivalent to approximately 8.4% of Portfolio Receipts. Following the internalization of the Manager, these would reduce to approximately 4% to 5% of Portfolio Receipts, as compared to our original 2024 guidance of between 8% and 9%. So a reduction of approximately 400 basis points annually.

Our Adjusted EBITDA is expected to be between $2.56 billion to $2.57 billion in 2024 which equated to approximately 91.6% of Portfolio Receipts. Following the internalization, these cash savings will increase our Adjusted EBITDA.

Interest paid, net is expected to be between $110 million and $115 million in 2024. And adding in the assumed Manager debt would have increased net interest paid by approximately $20 million in 2024. Portfolio Cash Flow, our bottom line, is expected to be between $2.45 billion to $2.455 billion in 2024, where the internalization would be immediately accreted.

Lastly, our share count averaged approximately 594 million shares in 2024. This would be expected to decline in 2025 and beyond depending on the amount of shares we ultimately repurchase. At the current stock price, our $3 billion authorization would be equivalent to nearly 20% of our market cap.

For the long term, shares outstanding would increase through the vesting of the deferred equity portion of the consideration, which I have noted represents only around 4% of our total outstanding capital.

Slide 14 lays out our capital allocation framework. We have a dynamic framework which balances our view of the share price valuation against the attractiveness of royalty deals. As you can see in the graphic on the right, when our share price is trading at a discount to its intrinsic value, share buybacks will be an important part of our capital allocation.

Conversely, when shares approach a premium to intrinsic value, we would plan to dial back our share repurchases and focus on higher returning royalty deals. In an environment where neither attractive royalty deals nor share purchases are available, we have other options available for our cash, including growing cash to wait for the right deals, paying down debt or increasing dividend distribution. Ultimately, we are focused on driving shareholder value through allocating capital as efficiently and effectively as possible.

Today, we believe we're operating in the upper left quadrant, where we see many attractive royalty opportunities and a large discount to our stock to intrinsic value. Thus, the Board of Royalty Pharma has approved a new $3 billion share repurchase program. Our current intention is to repurchase $2 billion of shares in 2025. Although the total number of shares repurchased will be dependent on the discount to intrinsic value.

Importantly, given our strong cash position, cash generating capabilities and leverage capacity, we have significant financial capacity to also execute new royalty transactions. You should note this $3 billion buyback replaces the unused portion of the original $1 billion buyback we announced in March of 2023, of which $465 million is remaining.

Slide 15 provides more granular detail on the evolution of our balanced capital allocation policy to drive shareholder return. Even with the increased buyback, we expect to maintain significant financial capacity to execute royalty deals in 2025, consistent with our guidance of between $2 billion to $2.5 billion of capital deployment per year on average. We are maintaining our target investment returns but also note that IRRs have trended higher in recent years. We also maintain a strong commitment to an investment grade credit rating. As Pablo mentioned, there's no change to our dividend policy, which is to grow by a mid-single digit percentage annually.

With that, I would like to hand the call back to Pablo.

Pablo Legorreta^ Thanks, Terry. Let me begin my concluding remarks by saying how excited I am with the transformative steps we have announced today. We already had a powerful platform as the leading funder of innovation in life sciences and the clear market leader in royalty financing. Today's news sets us up really well to continue our success and deliver shareholder value creation.

My final bigger picture slide highlights the journey we have been on since I started this business in 1996. From a closed end serial fund to an ongoing business with an independent and indefinite life. Then moving through an expansion of our investment scope to provide novel funding solutions, including investing in attractive development-stage royalties and pioneering the synthetic royalty market and culminating in our IPO in June of 2020.

Today's announcement of the internalization of the Manager to become an integrated company is the logical next step in our evolution. Together with our substantial share repurchase commitment, we see this as the start of a period of accelerated shareholder value creation. With that, we would be happy to take your questions.

+++ q-and-a

George Grofik^ You can now open up the call for any questions. Operator, please take the first question.

Operator^ (Operator Instructions)

Chris Scott, JPM.

Chris Scott^ Great. Thanks so much. I appreciate the questions. Just maybe a couple of clarifications and then one bigger picture one. Just on the new structure, just so I'm clear, will your remaining OpEx just be direct professional costs at this point? And is there any change to the longer-term performance awards based on investment returns to your carry, is that structure unchanged with the new structure or is there anything there we should keep in mind?

The bigger picture one, great to see the repo. And I think you addressed this in the comments, but is the $2 billion in 2025 solely a function of the depressed stock price or does it in any way reflect less opportunity to deploy capital in the current environment? Thank you.

Pablo Legorreta^ Well, I I'll take the strategic, the last question that you asked that relates more to strategy. And I think, I believe very strongly that the universe of opportunities that exist for us out there continues to grow. It's very significant. I mean, what's really happened is as you know is that royalty funding for the biotech industry worldwide has really become mainstream and you will see how year after year, the number of opportunities that we look at Royalty Pharma continues to grow. And at the conference -- our conference presentation next week, you will see how we're going to talk about how this is growing and very exciting.

So absolutely, no concern with finding attractive investments. I think the business is very strong, produces very significant cash flow and that enables us to actually launch the share repurchase program. And obviously given the significant discount that our shares trade at relative to intrinsic value, we believe that increasing significantly the share repurchase is the right thing for us to do. But Terry, why don't you take the other part of the question?

Terrance Coyne^ Yeah, sure. So Chris on your question on the operating professional costs. Yes. So just -- the corporate expenses of the business that's all that will be in that line. Now, there will no will not be any management fee in that line.

Your question on the equity performance awards, the Company will continue to be obligated to pay the equity performance awards. And as you know, these are based on long-term investment performance of the royalty investments that we make. They're paid out over a very long period of time in equity. And we think that those are going to continue to be -- those are going to continue to be paid.

George Grofik^ Thanks. Operator, next question please.

Operator^ Geoff Meacham, Citibank.

Geoff Meacham^ Hey guys. Thanks for the question. And congrats on today's news. I just got a couple of -- Pablo, I want to go through the thought process going into today's announcement. You've been the Manager, but also the CEO, so is capital structure, previously been a concern to investors?

And the second question, you have a more simplified structure and a step up in capital deployment, both on the buyback and dividend side. How do you guys think about risk appetite going forward, future deals? I wasn't sure if any of the stuff today kind of informs or tweaks your IRR assumptions. Thank you.

Pablo Legorreta^ Yeah, I think the first part of the question relates to -- you mentioned a capital structure and in reality the way we see it is really like operating structure. And I think, as I explained during my remarks, when you think of what is unique about Royalty Pharma, what makes us -- one of the best investment teams in the world in life sciences is the capital -- the intellectual capital that we have built over almost three decades.

The team we have, which is exceptional. The knowledge we've built, the process which we have honed in, very carefully over this very long period of time. All of that is owned by the Manager. And what has become clear to us in conversations we have had recently, and it really started two years, three years ago but more recently, many investors have said to us, some of them even said to us, for us the current structure you have is an impediment for us to take a big position in the equity.

One investor, for example, said, if I invest, I become 5% to 10% shareholder and Royalty Pharma. I own everything but I do not own the management. So that's a problem for me. So it became very clear to me that changing the structure was really critical and -- but what's also important to note is that the way we have operated Royalty Pharma since many, many years ago is with great governance, great transparency with our Board.

So in the way we behave internally as a team, it's really not a big change. Because of the way we interact with our Board and the way we seek advice, guidance from our Board. I discussed with the Board absolutely everything, promotions and the -- but anyway, the point is that from a structural perspective, legal perspective, it was externally managed and this is something that some investors did not like. So changing that is a very natural thing for us to do because we were already operating in that fashion. But it obviously gives now Royalty Pharma the vehicle where all investors invest in ownership of the Manager, ownership of the management team and all of this intellectual capital. And I think that's a really, really important distinction and from a qualitative perspective. But anyway, you had another question that maybe Terry should take.

Terrance Coyne^ Yeah. So in terms of risk appetite going forward, I think business as usual in terms of the capital deployment on new royalty acquisitions. We feel like we continue to be in a great environment for deals. We’ve even noticed over the last couple of years that terms have been trending a little bit higher, which has been great and I think reflects the strong position that we have in the market and the growing role that royalties are playing.

And so, I think we're going to continue to take a try to take a really balanced capital allocation strategy going forward as laid out in our slides.

Pablo Legorreta^ And Geoff, maybe one thing that I like to add to what Terry was saying --when you think about it, the previous structure where we were compensated by the Manager getting 6.5% of the revenues of every investment. And obviously, we were covering the expenses. But there was a profit and that meant that every investment was going to be burdened by 6.5%. And if you think about it, the leverage now is significant because the business has an expense base, but there's a management team in place and there's expenses that will be incurred and that will be paid. But every investment now is incremental. There's not going to be any 6.5% on new investments, right? So it's really -- and that's why the returns on new investments will increase meaningfully because there's no longer this 6.5%. And obviously, myself and the rest of the management team as very large shareholders of the business, we also benefit from that perspective, right? Because I own 13% of the Company with this transaction. My ownership will increase meaningfully and also for the rest of the management team. And I think one thing to point out is that in this transaction, there's 35 members of our management team that will become shareholders of Royalty Pharma because they were shareholders of the Manager. So again, it really aligns the management team with shareholders to make sure that we deliver over time, great returns, and great performance.

Geoff Meacham^ Okay. Thank you, guys.

Operator^ (Operator Instructions)

Ash Verma, UBS.

Ash Verma^ Hi. Thanks for taking my question and congrats on the update. So I wanted to understand like the internalization. This seems like a big decision for you. How did you weigh this decision and the cash outlay attached to it versus other competing capital allocation priorities like for example increasing the dividend meaningfully. And just secondly, on your capital deployment of $2 billion to $2.5 billion, how does that not change the -- to you consummation of your outlook for 2025? Thanks.

Pablo Legorreta^ Yeah, I'll ask Terry to answer the financial parts of your question, but to address what you asked related to valuation and decision, the way this happened, I have been thinking of this now for a couple of years because it was something that I felt had to be done to align management with shareholders. And also because I wanted to be responsive to what I was hearing from investors. Some of them, as I said, telling me that the structure was a problem for them. So it was planned several years ago. And that's why I also took the step of broadening the ownership of the Manager about a year ago where I sold a large portion of the Manager to the management team, 35 of them. And -- but then as we got into 2024 and we started to really think about this, we started the process, and obviously, the Board who represent shareholders, negotiated with management the transaction without me, I recused myself from all discussions from the Board because obviously I'm on the management side and it was really a negotiation with the Board who represent the shareholders. And that was what resulted in the transaction that was announced today.

Terrance Coyne^ And then just on your question regarding, all the considerations for the cash. And I think that the key thing here is the cash, the actual upfront cash is pretty modest $100 million, around $100 million. And if you think about 2026 alone, the savings is over $100 million. So we felt like this from a cash perspective that's pretty attractive.

In terms of your question about how it changes our outlook for 2025. No change there. I think we still feel great about our ability to pursue attractive new royalty deals. The team has been super busy. The pipeline looks great. I think we are very excited for 2025 and the years ahead.

Pablo Legorreta^ And maybe adding one other thing to what Terry said, he talked about the cash component, which is $100 million, but obviously, the much larger component here is equity. And this again aligns us with investors because what we are receiving is equity in the business. And obviously, our motivation is to make this equity increase meaningfully over time.

And another thing that's important for you to realize is that the 35 employees that actually --members of the team that actually are converting their ownership in the Manager to equity in Royalty Pharma. That equity that they receive, which is around half of the $24.5 million shares. That equity vests over nine years. So just realize how long this will take and how this really aligns the management team with long term performance because for them to receive this, they -- it's going to take that take nine years.

In my case as owner of the Manager, it really was fully vested. It didn't require any vesting. I could have received my portion of the shares, which is about half, all day one. But one of the things that I decided to do was to actually put vesting on my shares to align myself with the rest of the management team. And when I looked at this, it turned out that the maximum I could do from a tax perspective was five years. So my portion of the shares will vest over five years. But the portion of the shares that goes to the rest of the team vests over nine years.

Ash Verma^ Thank you.

Operator^ Thank you. I'm showing no further questions at this time. I'd like to turn the call back over to Pablo for any closing remarks.

Pablo Legorreta^ Sure. Thank you, operator. And thank you to everyone on the call for your continued interest in Royalty Pharma. If you have any follow-up questions, please feel free to reach out to George Grofik and our investor relations team. But I'll just finish by saying that I see this as a really important transformative transaction. And it's really two transactions. One, that is more fundamental related to the business and the intellectual capital of Royalty Pharma, and the other one obviously related to the share repurchase. But I see both transactions as really important and transactions that are going to really help drive long term value creation for shareholders. So I'll stop there. And again, if there's any additional questions, please feel free to reach out to George Grofik. Thank you, everyone.

Operator^ Thank you for your participation. You may now disconnect. Everyone, have a great day.